UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 1, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 3Q24 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

Third quarter 2024 results

30 October 2024
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for slides refer to the third quarter 2024 results presentation.

Materials and a webcast
replay are available at

www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – Key messages

Thank you, Sarah and good morning,

everyone.

Our strong financial

performance in the quarter,

with a net profit

of 1.4 billion and

an underlying PBT of

2.4
billion,

together

with

our

year-to-date

results,

demonstrates

the

power

of

our

unique

client

franchises,
diversified business model and global scale.

It also represents continued progress on the integration. This brings us two important benefits.

First, it increases our confidence level in achieving

our short- and medium-term financial targets.

Second, it allows us to offer the full range of services

of the combined bank, and to stay even closer

to clients.
We are

better positioned than

ever to help

them navigate a market

background that, while

constructive, still
exhibits periods of high volatility and dislocation.
Our

commitment

to

serving

clients

is

reflected

in

a

9%

year-on-year

increase

in

underlying

revenues,

with
notable strength in the Americas and APAC.

Invested assets across the Group increased

by 15% year-on-year to 6.2 trillion. This shows

that our wealth and
asset management clients

continue to value

the capabilities we

provide across our advice

platform and the

way
in which we consistently innovate to meet their

needs.

One excellent example

is the positive

client and General

Partner reaction to

the launch of

our Unified Global
Alternatives unit, which has created a top-5 player

in Alternatives.

In Switzerland, while

we faced the

expected headwinds

on Net Interest Income,

we continued to

deliver on our
commitment to acting

as a

safe and

reliable provider

of credit

to the

economy,

with around

35 billion Swiss
francs of loans granted or renewed in the quarter.

Within

the

Investment

Bank,

our

investments

in

Global

Markets

supported

robust

performance

in

Equities,
notably in the Americas.

And in Global

Banking, we maintained

our momentum in

Advisory as we

outperformed the global

M&A fee
pools for the third consecutive quarter. As importantly, our M&A pipeline continues to build.
Turning back to the integration. The finalization of our preparation work during the quarter allowed us, in the last two weeks of October, to successfully achieve another milestone. We moved all of the client accounts and
data in Luxembourg and Hong Kong onto UBS

platforms.

The next significant milestones

for 2024 are the client

account migrations in Singapore

and Japan, expected

by
year-end. We

will then kick-off the next phase of

Swiss migrations in the second quarter of 2025, positioning
us well to enhance the client experience and unlock further cost reductions towards the end of 2025 and into
2026.
In

Non-core

and

Legacy,

we

continue

to

simplify

our

operations

through

book

closures

and

the
decommissioning of applications. This has

supported the significant year-to-date reductions in costs.

And thanks to our active wind-down efforts, the natural runoff profile of the remaining positions is already in
line

with

our

2026

risk-weighted

asset

ambition.

At

the

same

time,

we

remain

focused

on

identifying
opportunities

to

further

improve

the

rundown

profile,

but

will

continue

to

do

so

without

compromising
economic value creation.

The overall

disciplined progress

on the

integration, including

the completion

of the

legal entity

mergers, has
significantly mitigated the execution risk of

the Credit Suisse acquisition.
This, combined with the strong performance of our businesses, has allowed us to generate capital well ahead
of our plan and guidance.

As we

prudently assess future

capital requirements,

business plans and

profitability for the

coming years, we
feel it

is important

our current

Group

capital position

better reflects

excess capital

available for

growth and
returns to shareholders.

Consequently, we have voluntarily accelerated the phase-out of the remaining transitional capital adjustments agreed with our regulator, which we had disclosed upon the closing of the acquisition.

This brings our CET1 capital ratio to 14.3%, more in line with our guidance while maintaining a strong capital position and a balance sheet for all seasons.

This buffer was never

considered for distribution

and its removal has

no impact on our

ability to execute on

the
ongoing 2024 share buyback, nor on our medium-term

ambitions for dividends and buybacks.

As already

communicated, we

will provide

more detail

on our

2025 capital

return plans,

including the

continued
execution of buybacks, with our fourth-quarter

results.

Our ambition for 2026 capital returns to exceed pre-acquisition levels is unchanged, subject to our assessment
of any proposed requirements from Switzerland’s ongoing review of its capital regime.

I want to emphasize that our focus extends

beyond meeting the current needs of our clients,

executing on the
integration and delivering on our short-term

plans.

We

are

also

preparing

for

the

future

by

continuing

to

invest

in

our

people,

products

and

capabilities

to
strengthen our client offerings and position our businesses

for long-term growth.

This includes

investing in

our industry-leading

cloud infrastructure

as well

as our

expertise in

artificial intelligence
and automation. This will accelerate Generative

AI adoption, increasing efficiency and effectiveness.

One example of the many ways we are leveraging AI is through Microsoft Copilot. With

50,000 licenses being
rolled out

between now

and the

end of

the first

quarter, we are

implementing the

largest deployment

of Copilot
within the global financial services industry to

date.

Another example is Red, a

proprietary new AI assistant that

provides 20,000 employees in

Switzerland, Hong
Kong, and Singapore with easy access to UBS product

information and investment research.

In the

Investment Bank,

we are

piloting a

proprietary AI

algorithm that

researches and

compiles potential

merger
and acquisition buy-side targets.
In

these, and

the many

other AI

deployments that

are

underway across

the entire

firm,

we are

focused on
responsible AI as we provide our people with tools that

will help them better manage their businesses.

Even as new technology

is changing the way

we work, our people

will remain the most

important driver of

our
success.

That is why

I am particularly

pleased with the

positive results from a

recent employee survey

which, by the

way,
is an important testament to the progress we have made

on the integration.

84% say they are proud to work for UBS, and 83% would recommend UBS as an employer

– both well above
industry benchmarks.

We have

achieved a lot

over the last

18 months as

we are

building a stronger

and even safer

version of UBS
that all of our key stakeholders can be proud of.

But there is

no room for complacency.

We are just

about halfway to restoring

pre-acquisition levels of profits
and returns on capital and the journey

won’t be a straight line.

In

the

short-term,

in

addition

to

seasonality,

ongoing

global

macroeconomic

developments,

geopolitical
conflicts and the upcoming US elections

create uncertainties that are likely to affect investor behavior.

We continue to

help clients navigate

this environment, and

I remain confident

in our ability

to deliver on

our
financial targets as we

position UBS for long-term,

sustainable growth and remain a

pillar of economic support
in the communities where we live and work.
With that, I hand over to Todd.

Todd

Tuckner
Slide 5 – Strong revenue momentum with lower costs driving positive operating leverage
Thank you Sergio, and good morning

everyone.
Throughout my remarks, I will refer to underlying results in US dollars unless stated otherwise.
Also, starting today, I compare our performance to the prior-year quarter since we now have fully comparable
year-over-year

information for

the

first

time

since

the Credit

Suisse acquisition

last

year.

I

continue to

offer
sequential insights on

balance sheet, net

interest income

developments, and our

progress towards

achieving
our gross cost save targets by the end of 2026.

Starting on slide 5. Profit before tax in the quarter increased over two-and-half times to 2.4 billion with strong
operating leverage improvement year-over-year,

contributing to a return on CET1 capital

of 9.4%.
Total

revenues

rose

by

9%

to

11.7 billion

driven

by

momentum

in

our

asset

gathering

businesses

and
Investment

Bank.

At

the

same

time,

operating

expenses

declined

by

4%

to

9.2 billion

as

we

continued

to
execute on our integration and efficiency plans.
These results also contribute to a strong year-to-date

performance, with a 9-month pre-tax profit of 7.1 billion
and a return on CET1 capital of 9.2%.
Slide 6 – 3Q24 net profit 1.4bn, while integration continues at pace
Turning to slide 6, which illustrates our progress in improving profitability over the last year.

The net profit for the quarter was 1.4 billion with an

EPS of 43 cents.

As illustrated on the

slide, the increase in

underlying pre-tax profit was driven

by higher revenues paired

with
lower costs and CLE.
On a

reported basis,

PBT was

1.9 billion including

0.7 billion of

purchase price

allocation adjustments

in our
core businesses, and integration-related expenses of 1.1

billion.
Our tax expense in the third quarter was 502 million,

representing an effective rate of 26%.

For the fourth

quarter, we expect additional revenues

from purchase price allocation

adjustments of

0.5 billion,
integration-related expenses of 1.2 billion and an

effective tax rate of around 35%.

Slide 7 – Underlying operating expenses flat

QoQ excluding currency effects
Turning to our quarterly cost update on slide 7.

Operating

expenses

increased

by

2%

quarter-on-quarter,

and

were

flat

excluding

the

effects

of

US

dollar
softness against the Swiss franc and pound Sterling, in which we incur substantial personnel costs. When also excluding increased variable

compensation linked to

revenues and lower

litigation reserve releases,

operating
expenses reduced by around 200 million sequentially, or 2%. This was supported by a lower, overall employee
count, which fell sequentially by another fourteen hundred, or 1%, to below 132,000. The total staff count is down 25 thousand, or 16%, from our 2022 baseline.

Our underlying cost-income ratio dropped

by two points sequentially to

78.5% and has improved

by over 10
points compared

to the

same quarter

last year.

This performance

highlights the

substantial progress

to date
and outlines the path forward to reach our target ratio of

under 70% by the end of 2026.
As in

prior years,

we expect

in 4Q

a modest

sequential uptick

in our

operating expenses

for select

non-personnel
items, including the UK bank levy and regional marketing

spend.
Slide 8 – Achieved >50% of gross cost save ambition
Moving on to slide

8. In the third

quarter,

we achieved 750 million in additional, annualized

gross cost saves,
putting us past the halfway mark towards our 13 billion

goal.

As expected, the

pace of saves moderately

slowed this quarter as

we continued the intensive

work necessary
to effectively

dismantle the

infrastructure of

a

former G-SIB.

In particular,

we completed

preparation of

the
client account and platform migrations

in our Asian wealth

franchise and continued readiness efforts

relating
to our Swiss booking center - by far

our largest - that are

planned for next year.

This phase of the integration
requires fully staffed teams across regions to minimize client disruption and maintain operational efficiency.
The comparatively

smaller saves

this quarter

are a

reflection of

these concerted

efforts along

with higher

variable
compensation, FX headwinds and

more moderate cost

progress in

NCL after a

year of very

strong sequential
achievements.
As we continue our client

account and platform migration

work across our divisions

and regions in the months
ahead, we estimate sequential cost saves

to be similarly sized.

We expect the pace

to pick-up again once

this
critical integration phase is complete and we can then

fully benefit from decommissioning software, hardware
and data centers, and by unlocking further

staff capacity.
By the end of this year,

we plan to have delivered

around 7.5 billion in annualized gross cost saves

versus our
2022 baseline and cumulative integration-related expenses

of around 9 billion.

Slide 9 – Strong capital position supporting growth and

capital return ambitions
Now to Slide

9, where I

unpack our capital

position. We ended

the third

quarter with a

CET1 capital ratio

of
14.3%, slightly above our guidance of around 14%.

As Sergio

highlighted, the sequential

decrease this

quarter results from

our decision to

accelerate the phase-
out

of

the

PPA-related

transitional capital

adjustment, which

led

to

a

65-basis point

reduction

in

our

CET1
capital ratio. Without this voluntary

acceleration, the ratio at the end of the

quarter would have been 14.9%.
As many of you will remember from

last year,

the acquisition accounting standard required us to fair

value all
of Credit Suisse’s

assets and liabilities

at closing. This

purchase price allocation

process also resulted

in fair value
discounts applied

to select Credit

Suisse positions, such

as fixed-rate

Swiss mortgages and

certain term

note
liabilities, which were driven solely by interest-rate and own credit effects.
Accordingly, these fair value adjustments,

totaling to

negative 5 billion

net of tax

effects, were expected

to fully
reverse into

income, or

pull-to-par,

over time.

Given the

temporary nature

of these

adjustments, we

agreed
with our regulator at closing to amortize

the resulting capital reduction on a

linear basis over a 4-year period.
This

shielded

our

capital

from

significant

accounting-driven

volatility,

at

least

during

the

first

phase

of

the
integration process.

Our decision

this quarter

to accelerate

the phase-out

of the

residual balance

of 3.4 billion

reflects the

significant
progress we’ve made to date

across our integration agenda, including

the successful merger of

the two parent
banks last quarter. This decision also underscores our confidence moving forward.

Moreover, by accelerating

the phase-out

of the

transitional capital

adjustment on

the aforementioned

positions,
the remaining PPA

discount, like all other pull-to-par revenues, will now fully accrete into our capital in future
periods, reversing the impact seen in this quarter’s

results.

Specifically,

we

expect

to

recognize

total

pull-to-par

revenues

of

6.4 billion

over

the

next

several

years,
benefitting our net

profit, equity, and CET1 capital. Within

this, 80% is set

to accrete back by

the end of 2028,
of which 3 and a half billion by the end of 2026.
Notably, the requirement to

fair value

the positions

subject to

the transitional

capital adjustment

had no

bearing
on the Credit Suisse parent

bank or its standalone capital

position. Hence, it’s important

to emphasize that our
decision this quarter is

equally neutral to the

regulatory capital position

of UBS AG,

now that the

two parent
banks have

merged. We

expect UBS

AG’s standalone,

fully-applied CET1

capital ratio

to be

a strong

13.3%
when we publish our report next week.
A

brief

update on

Basel 3

finalization as

we continue

to assess

the effects

of the

Swiss implementation

on
January 1st. While we’ll present the final details with our 4Q results in February,

our latest estimate is that the
RWA

impact will

be a

low single

digit percentage

of total

Group

RWA.

This is

revised

down from

our prior
guidance of around 5%, and

is now expected to reduce

our CET1 capital ratio by

around 30 basis points upon
implementation next year.
Slide 10 – Balance sheet for all seasons
Now, moving on to

Slide 10. While

our strong capital

position is a

key pillar of

our strategy, starting this quarter
I offer a more comprehensive picture of our balance sheet and the structural drivers that contribute to making it a balance sheet for all seasons.

As of the end

of the third quarter

our balance sheet consisted of 1.6 trillion

in total assets, with around

40%
in loan balances. While we continue

to optimize the risk profile

of exposures inherited with the

acquisition of
Credit Suisse, our lending book continues to reflect high credit quality and disciplined risk management.

More than

80% of

our loan

portfolio consists

of mortgages,

with an

average LTV

of around

50%, and

fully
collateralized Lombard loans. This quarter our credit-impaired exposure as a percentage of our loan book was
just 73 basis points, and our cost of risk was

only 8 basis points.
Assets held

at fair

value were

494 billion, or

around 30%

of the

total balance

sheet. Notably,

Level 3

assets
were 16 billion and accounted for less than 1% of

our total assets.

Turning

to the

liability side. Our

operations this quarter

were funded

with 776 billion of

deposits and almost
370 billion of well-diversified

wholesale funding, spread

across currencies and tenors.

Our loan-to-deposit ratio
at quarter

end was

79%. Throughout

the year, we have

diligently executed

on our

funding plan,

already having
completed our issuances for 2024 and prefunded

some of our 2025 AT1 build.
Finally, tangible equity in the quarter

increased by 3.6 billion to

80 billion, mainly driven

by quarterly net

profits
and

other

comprehensive

income

of

2.5 billion.

This

was

partly

offset

by

a

net

reduction

of

0.5 billion

for
Treasury shares repurchased as part of

our share buyback

program. Our tangible

book value was

25 dollars and
10 cents per share, reflecting a sequential increase of 5%.
Overall,

we continue

to operate

with a

highly

fortified and

resilient

balance

sheet with

total

loss

absorbing
capacity of 195 billion, a net stable funding

ratio of 127% and an LCR of 199%.

Slide 11 – Global Wealth Management
Moving to our business divisions, starting with

Global Wealth Management on slide 11.
GWM’s pre-tax

profit was

1.3 billion, an

increase of

30% with

strong positive

jaws as

revenue growth

outpaced
expenses by 4 percentage points.
Our performance is showcasing the enduring

competitive strengths of our wealth franchise. Enhanced

by the
Credit Suisse acquisition, our global

scale, diversified model, and cross-divisional capabilities uniquely position
us to capture

wallet and seize

growth opportunities. The

industry trends we

see accelerating

include legacy

and
longevity-based

planning

needs,

geographic

wealth

migration,

and

active

management among

the

world’s
wealthiest investors to diversify

portfolios and manage risks.

These secular growth

dynamics play right

to our
strengths.

This quarter,

within an

active market environment

characterized by

higher volatility

and continuing

concerns
around geopolitical developments,

our clients benefitted

from our CIO’s call to

remain invested and to

position
their portfolios to take advantage of the current

market backdrop. This further strengthened our clients’

trust
in our advice and capabilities, and contributed

to strong revenue growth in every region.
All regions delivered double-digit PBT growth. Notably, APAC delivered impressive results, more than doubling last

year’s

pre-tax

profits

on

a

revenue

improvement

of

13%.

Also

in

the

Americas,

where

invested

assets
surpassed the 2 trillion mark, our

performance showed notable progress. PBT

grew by 11% year-on-year and
by over 30% sequentially, translating into a pre-tax margin of 12%.

In the

quarter we

delivered 25 billion

in net

new assets

with positive

flows across

all regions.

With net

new
assets of

nearly 80

billion year-to-date, we

remain on track

to deliver

on our

100 billion

NNA ambition

for 2024.

Once

again,

we

attracted strong

net

new

assets

while

continuing

to

absorb integration-related

headwinds,
including the

anticipated roll-off

of a

portion of

the fixed

term deposits

associated with

last year’s

win-back
campaign, our ongoing work to optimize balance

sheet usage and enhance revenue margins,

and the residual
tail of client advisors leaving the Credit Suisse platform.

Of

the

60

billion

in

deposit volumes

maturing in

the quarter,

we

retained

85%

on

our

platform,

including
converting 20%

into more

profitable mandates,

structured products

and other

liquidity solutions.

Managing
this roll-off

will remain

a short-term

priority for

us as

we expect

elevated maturing deposit

volumes over the
next two quarters.
Additionally,

by

remaining

focused

on

improving

the

efficiency

of

our

financial

resources

and

increasing
profitability

on

sub-hurdle

relationships,

our

balance

sheet

optimization efforts

have

supported incremental
progress in our revenue over RWA margin, bringing it to over 23%, a 3 percentage point increase from a year ago when we started this work.
Net new fee-generating assets were 15 billion, reflecting strong discretionary mandate sales in all regions with
disciplined pricing supporting stable margins

sequentially.

Now, onto GWM’s financials.

Total

revenues increased by 7% with higher recurring

net fee income and double-digit growth in transactional
revenues, more than

offsetting NII headwinds.

As I’ve highlighted

in the past,

a lower interest

rate environment
is expected

to spur

client demand

for more

advisory solutions,

including structured

products and

alternative
investments, as clients seek to rebalance

their cash exposures in search

for yield. We also

expect clients to re-
engage in lending activities helping to offset some

of the NII headwinds.

Recurring net

fee income

increased by

9% to

3.2 billion as

our invested

assets grew

to 4.3 trillion,

up 16%
year-on-year

and

5%

sequentially,

driven

by

market

growth,

FX

and

net

new

asset

inflows.

Mandate
penetration increased to

38%, up 2

points from the

same quarter a

year ago, reflecting

the value our

clients
see in our advice and solutions supporting

their investment objectives.
Transaction-based revenues were 1.1 billion, up 19%, with strong momentum across all regions supported by the initial reduction in US policy rates. Combined with the announcement of economic stimulus in China, this
made for a constructive trading environment for

our clients.

In addition, the successful

collaboration between GWM

and the IB, and our

investments in AI-led sales

support
capabilities, allowed

us to

capture transactional

volumes across

our expanding

product shelf.

We saw

impressive
growth in

structured and

cash products,

and in

alternatives. This continues

to be

especially notable

in APAC
and the Americas, where

transactional revenues were up

25% and 23% year-on-year,

respectively,

and both
up

sequentially

vs

a

strong

2Q.

We

see

this

momentum

continuing

into

the

fourth

quarter,

while

noting
transactional activity typically decreases as we approach

year-end.
Net interest income at 1.6 billion was broadly flat sequentially as reinvestment income from longer duration in
our replication portfolios offset expected headwinds from mix shifts.

In the fourth quarter, with 50 basis points of further US dollar rate cuts priced-in, we expect a sequential mid-
single digit percentage drop in NII.

This is expected to

be driven mainly by headwinds

to deposit revenues from
lower rates, while

our deposit balances,

as mentioned, reflect

conversion of fixed-term deposits,

in part, into
non-deposit solutions.

Also, as mentioned last quarter, towards the end of the year,

we plan to adjust the sweep deposit rates in our
US

advisory accounts.

The effect

of this

change on

our

NII is

expected to

be minimal

in the

fourth quarter.
Moreover, lower US dollar rate assumptions

also reduce the modeled

impact of sweep

deposit rate changes

on
net interest

income in

2025, and

likewise would

be expected

to improve

last quarter’s

guidance of

negative
50 million of PBT annually.
Across GWM, as mentioned last quarter,

we continue to initially expect net interest

income to trough around
the

middle

of

next

year

based

on

current

implied

forwards.

With our

4Q

results,

and

after

completing our
planning process, we intend to offer more developed insight into our 2025 expectations for GWM NII.

Operating expenses

increased

by

3%

compared

to

last

year

and

1%

sequentially.

Excluding

compensation-
related and

currency translation

effects, underlying

operating expenses

dropped by

4% compared

to the

second
quarter.

As highlighted previously,

the ongoing client account and platform migration

work is expected to be
a significant driver of cost reductions in GWM by

the middle of 2025 and into 2026.
Slide 12 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 12.
P&C

delivered

third

quarter pre

-tax

profit

of

659 million

Swiss

francs,

down

7%.

Revenues

decreased

by

a
similar level, mainly as

NII dropped by

11% as the prior

-year quarter featured substantially higher

Swiss franc
interest

rates. Recurring

net fee

income increased

by 5%

on higher

custody assets,

while transaction-based
revenues were down

5% mainly

from lower

corporate activity, including

in trade

finance, partly

offset by

higher
card fees.

NII decreased by 2%

sequentially,

mainly driven by the effect

of the SNB’s second 25

basis point interest rate
cut in

June and

partly offset

by the

benefits of

our balance

sheet optimization

efforts, which

remain key

to
building back returns to pre-acquisition levels.

This work, which continues

to contribute to improved

revenues on capital deployed

and fixing the funding

gap
inherited from Credit Suisse,

came at the expense of

net new lending outflows of 5.6 billion

Swiss francs this
quarter.

I would highlight that P&C’s contribution to our commitment in

Switzerland to maintain a loan book
of 350 billion Swiss francs

was evidenced by around 25 billion

in loans granted or

renewed during the quarter.
In the

fourth quarter,

we expect NII

to tick

down sequentially by

a low

single-digit percentage

both in

Swiss
francs and

US dollars

as the

effects of

the SNB’s

third 25

basis-point rate

cut in

September are

expected to
more than offset improved lending

revenues from our re-pricing efforts

and lower funding costs. Considering
competitive dynamics

in Switzerland

as well

as the

measured pace

of accommodation

in the

Swiss central

bank’s
monetary policy, our objective is to protect client deposit balances. Hence, our guidance for the fourth quarter
reflects only a slight increase in deposit beta.

As mentioned last quarter, with Swiss franc interest rates stabilizing by mid next year based on current implied
forwards, we

continue to

expect net

interest income

in P&C

to trough

shortly thereafter. We

will offer

additional
insights into our 2025 expectations for P&C

NII next quarter.

Credit loss expense was

71 million, driven by

several positions in

our corporate loan

book, mainly on the

Credit
Suisse platform.

For the

foreseeable future,

we expect

CLE to

remain at

broadly similar

levels given

the persistent
relative strength of the

Swiss franc and

some economic

softness in the

main Swiss export

markets, contributing
to an already muted domestic economic outlook.
Operating expenses in P&C were broadly flat year-on-year and down 1% quarter-on-quarter.
Slide 13 – Asset Management
On slide 13, pre-tax profit in Asset Management increased by 46% to

237 million with revenues up 13%. Our
asset management franchise is making visible progress

in advancing its strategy of offering

differentiated and
tailored client

solutions at

scale. Complementing this

is a

high level

of focus

on streamlining

the operational
backbone of the division as well as exiting

non-strategic businesses.

Results in the

quarter include gains of

72 million from disposals,

largely related to

the residual

portion of the
sale

of

our

Brazilian

real

estate

fund

management

business.

Excluding

these

gains,

Asset

Management’s
revenues were up by 3% year-on-year.
Net management fees were broadly

flat as higher average invested assets and

the effect of a revaluation

of a
real estate fund offset ongoing margin compression from clients rotating into lower-margin products.
Performance fees were 46

million compared to 18 million

in the prior year

quarter driven by higher

revenues in
our hedge fund businesses and Fixed Income.
Net

new

money

in

the

quarter

was

positive

2 billion,

with

strong

inflows

in

Money

Markets

and

positive
contribution from our China JVs, more than offsetting outflows in Equities.

Operating expenses

were 4% higher

as cost reductions

from lower headcount

were more than

offset by higher
personnel and litigation expenses.

Slide 14 – Investment Bank
On to our Investment Bank’s performance on slide

14.

The IB

continued to build

revenue momentum

leveraging the

investments in

teams and

capabilities acquired
with Credit Suisse and delivered another strong set of results with pre-tax profit of 377 million in the quarter.

Revenues increased

by

29% to

2.5 billion

with Global

Markets posting

its

best third

quarter on

record

and
supported by solid performance in Global Banking.

Banking revenues increased by

21% to 555 million

as we leveraged the

increased breadth of our franchise

and
solidified growth

achieved over

the last

several quarters.

Our

investments in

talent and

integrated coverage
teams are paying off as we have gained meaningful market

share in a number of key sectors.
Regionally,

APAC

delivered its best

third quarter

on record

in M&A,

more than doubling

total revenues from
the prior year quarter, while Banking revenues in the US were up by around 20%.

In

Advisory we

delivered

top

line

growth

of

13%

and

further

market

share

gains in

M&A.

Capital

Markets
revenues rose by 28% with increases across all product groups.

Looking ahead, we remain

encouraged by the strength

of our pipeline, which

should support our performance
into 2025. We also maintain a top-ten ranking across the

street in announced M&A volume.

Revenues in Markets

increased by 31% to

1.9 billion, driven by

client activity and

the strength of our

expanded
franchise. We saw

increases across all

regions, and notably

in the Americas,

where revenues were

up by around
60%.

Equities revenues were up

by 33%, supported

by higher constructive

volatility. Our Equity Derivatives and

Cash
Equities businesses each delivered their best third quarter

on record.
FRC was up by 26% with double-digit growth in FX and

rates, as we benefitted from increased client activity,
albeit against a softer comparative quarter

a year ago.

Operating expenses rose by 2%, and were broadly flat excluding currency effects.

Slide 15 – Non-core and Legacy
Moving to Slide 15.
Non-core and Legacy’s pre-tax loss in

the quarter was 333 million, with

262 million in revenues, primarily

from
position exit gains in securitized products partly offset by net losses in macro.

Excluding litigation, operating expenses were down

by over 40% year-on-year, and up 1% sequentially.

In the fourth quarter,

we expect NCL to generate a pre-tax loss broadly in line with the guidance we provided with our 2Q24 earnings.
Slide 16 – Non-core and Legacy run-down ahead of schedule
Now onto

Slide 16.

In the

quarter NCL

reduced RWA and

LRD by

5 and

11 billion, respectively. Since the

second
quarter last year,

NCL has freed up

almost 6 billion of capital by

reducing its RWA

by around half and its

LRD
by two thirds. It also halved its cost base in that

time.
This progress to-date puts us nearly

a year ahead of our

de-risking schedule, including

closing over 50% of

the
14 thousand books we started with. By the end

of 2026 we aim to have less than

5% remaining.

As

the

chart illustrates,

solely

by

letting

the

portfolio naturally

run-off,

we

would

already

broadly

meet our
current ambition to reduce NCL to 5% of Group RWA by 2026.

This impressive result is

testament to the

skillful work delivered by

the NCL team

over the past

5 quarters. After
completing our planning process, we’ll provide an

update to our NCL ambitions through 2026

with our fourth
quarter results in February.

Recapping the

quarter,

we showcased

the strengths

and long-term

strategic advantages

of our

franchise by
building on positive client momentum and delivering

strong underlying profitability.

We continued to make impressive progress in integrating Credit Suisse as we’ve successfully embarked on the next critical phase of our integration journey.
With a strong capital and

liquidity position, and a balance

sheet for all seasons, we

remain well positioned to
continue delivering for our clients and generating

attractive shareholder returns while investing

for our future.

With that, let’s open for questions.

Analyst Q&A (CEO

and CFO)
Kian Abouhossein, JP Morgan
Yes, thanks for taking my questions. The

first question is on buyback

in 2025. The second quarter stage,

you
were not commenting yet on buyback. Clearly, that changed at a recent conference and reconfirming this,
Sergio, today as well. I just wanted to

understand what the thinking is in terms

of changing the buyback
view in 2025 and how that fits into

the regulatory regime changes that might

come in the future. And

in
that context, if you could

just also indicate if you will make any

comments with the full-year results, as you
will give us a buyback for 2025, how that

fits with regulatory changes, especially I’m referring to the parent
bank capital issue?
And then the second question is on US wealth

management. Are you seeing a peak in yield-seeking

from
depositors at this

point? And we're hearing

from US peers that there are some

stabilization in sweep
accounts. So I'm just trying to understand

how lower rates will impact sweep, but

also potentially impact
loan growth, as I can see it's flattish in the quarter.
Sergio P.

Ermotti
Okay. Thanks, Kian. Well, look, if I – if you

go back into our remarks, my remarks,

in the past, I always
clearly stated that starting a buyback

program in 2024 would be at the start

of a journey that would

not be
a stop-and-go kind of strategy. So I always, and we always, flagged the fact that in 2025 we would have a
share buyback. Now we are reiterating that guidance by saying that we do expect in the early part of 2025,
as we present Q4 results, to tell, like we did this year, the amount of ambitions or the size of the ambitions we have for 2025. So in that sense, I think that's

– I just – we are just reiterating our commitments, also in
respect of our ambitions for 2026 is that, of course,

they are subject to requirements

– potential new
requirements in Switzerland, and then we will assess.

But our ambition is to have similar returns

we had
before the acquisition by 2026.
Now for 2025, early 2025, your question,

are we going to have more clarity? I don't know. We are not
really in control of the timing. I

think, I suspect, that we won't

be able give a

lot of guidance on that –

in
that sense, because, as you know, we are still going through technical discussions.

The consultation process
probably is gonna start late this year or even in the

early part of next year and is gonna to take a few– few
months, so it's very unlikely that in February

we will be able to give much more clarity

on this topic. And so
this is very unlikely then to affect 2025 capital

returns ambitions.
And, you know, that also implies that there is no change in terms of the parent bank. As you saw, our
parent bank, our overall capital position

it's very strong.

And also, when you look at

our parent bank capital
at 13.3% is very solid,

is already on a fully applied basis and with a methodology

on how we look at
valuation of assets and subsidiaries, that is quite

conservative definitely compared to what we

saw in the
past.

Todd

Tuckner
Hi, Kian. Regarding your second

question, in terms of

lower rates and impact on

our US wealth business. So
first on the loan side, absolutely I would expect

across the division that lower rates will – and I made

this
comment earlier in my remarks – you know, should spur additional lending opportunities across the
division, including in the US. On the deposit

side, in particular on sweeps, so first

I'd say a couple of things,
that we are seeing sweep deposits

continue to taper. But in the

quarter, we did have smaller outflows, so
still about a billion of outflows.

You know,

I'd say that some of the market

dynamics that I see in this
regard, you know, one is that we're not yet pricing sweeps higher versus maybe some of the peer set are
doing.
Secondly, you know,

we have a higher percentage of assets with ultra-high

net worth. And for sure, that
asset band tends to have a much lower percentage

of AuM in sweeps. So that's going to be a

market
dynamic for us that will always weigh on, you

know, that, that sensitivity, just given that with a more high net worth client base where there's more sensitivity

in terms of deposit pricing,

you know, naturally then
there'll be lower balances

and sweeps. That said, you know, I expect as rates come down that we will see –
we will continue to see sweeps balance taper, if not starting to grow.
Kian Abouhossein, JP Morgan
Thank you.
Chris Hallam, Goldman Sachs
Yes, so good morning, everybody. Just two questions from me.

So 2025 profitability, you've guided for high
single-digit return on core tier 1. Consensus is at 9%.

You're

already at 9.2% in the nine-month stage this
year. So how should we be thinking about the outlook for returns and earnings growth in ‘25 versus ‘24?
And also, any specific items to be aware of in the fourth

quarter that could bring the ‘24 return on core tier
1 down meaningfully from what we've seen so far

this year?
And then second, and again, it's

a bit of a follow

up on US wealth. So 12%

pre-tax margin in the

quarter,
are there any one-offs in that number? And you've highlighted before your desire to bring, you know, a
broader suite of products and capabilities to clients to

drive that margin up towards the mid-teens target.
What are the key signposts we should look out

for you to sort of be delivering

on that strategy? And given
the comments yesterday from Colm on M&A,

how does M&A fit into that strategy

as well? Thank you.
Todd

Tuckner
Yeah. Hi, Chris. So maybe just address your second question initially. Just in terms of the pre-tax profit in the
Americas region. No, no one-offs. Just, you know, I would comment that, first of all, strongest revenue
quarter ever. So there, you know, certainly seeing that as a strength. You know, we continue to see revenues
growing nicely, up 3% sequentially in the region and 9% year-on-year and so, no one-offs. You see as well, I highlighted in my

comments the transaction

revenues continue to be a real plus

for us, you know, as we
borrowed a page from our strategy outside the US in terms

of working hand in hand with the IB and

working
with clients and bringing them our product shelf

in transactions. So really generating good transactional
growth in that respect.

Look, we're going to – we know what we need to do and we're going to stay focused on continuing to,
you know, chip away at our goals.

It's not going to happen overnight

and we'll continue to come back and
talk about, you know – in fact in the fourth

quarter, we'll

give more of a perspective on how we see things
and the signposts you can look to.

In terms of 2025 and, you

know, I'd say, you know, first off, you know, if
you look out into

4Q, you asked, I mean, other than

the, you know, the seasonality that we highlighted in
the fourth quarter, a bit on the top line that you would normally see, despite the momentum we saw
coming into 4Q. Also, a

little bit on the expense side, as

I highlighted in my comments, a bit of the,

you
know, somewhat seasonal uptick and some one-offs like the UK bank levy. But away from that, no, I mean, nothing that we're seeing, and nothing

on the CET1 capital ratio

that I would – that I would highlight.

You
know, as we look out, you know, I don't think we want – we don't think it's appropriate to draw a straight
line or extrapolate from the strong return on CET1 we've

generated this year. I think we just have to keep
doing the things that we said we're going to do. We know we have costs that have to continue to come out at this point. That's

going to be the biggest driver

of getting us to a cost-income

ratio below 70%

and
returns to around 15% by the end of 2026.

We know that's the ambition for us and we're going to work
over the next two years to get there. But, you know, at this point, I wouldn't extrapolate necessarily from
our ’24 performance to draw a line into ‘25.
Chris Hallam, Goldman Sachs
Okay. Thanks very much.

Giulia Miotto, Morgan Stanley
Yes, hi. Good morning. So two questions from me. Todd, you mentioned some balance sheet optimization efforts that have lifted

revenues over RWAs

by 3 percentage

points. I was wondering if you

could shed some
light on, you know, these measures and how much

is left to come? I think in Q4, you highlighted

some NII
[
Edit: NNA
]

impact, and I was wondering how much

of that has already come through?
And then aside from the quarter, and going back to the US wealth business, in my understanding, once you
get to 15% PBT and once you have done with

the CS integration, you could consider some

inorganic growth
opportunity to further improve margins. But

isn't this at odds with

the Too Big to Fail proposal the way

it is
written at the

moment, which sort of penalizes growth in foreign subsidiaries?

And how do you square the
two? Thank you.

Todd

Tuckner
Hi, Giulia. Yeah, so on the balance sheet optimization,

yeah, thanks. Thanks for

recalling that point in

my
remarks, was, that is something

we're, you know, quite proud of, that work which

is driving up the, you
know, the efficiency on the capital deployed in the businesses that we inherited. And so this has been

a big
piece of work that's been driven by the business

– really across the entire business. And so the impact is
appreciable as you saw. So just some insight into it, so – and I've talked about this a bit before, but
effectively, you know,

when we look at the capital deployed

typically around lending relationships that had
been largely inherited – albeit we can look at

still, you know, the ones that are more heritage UBS as well, you know, to the extent that they're sub-hurdle – we've been taking the steps to drive additional

revenues,
you know, through repricing efforts, but importantly, to expand the product shelf and offering available to
those clients who might be monoline clients.

And so that's been a big effort and you could see

that in the
uptick in the revenue over RWA as we expand effectively the offering to those clients who may have just
been clients who were, you know, had a loan with us, with Credit Suisse, and now have a much broader
array. And so, you know, it's a win-win as we bring a lot of value. I mentioned the impact on net new assets
because naturally, as you attempt to optimize the balance

sheet, while we've been

successful, there will be
times when you try to

reprice that, you know, there will be clients, and in

particular securities, leaving the
platform. And so that's where the NNA headwind

is that I talked about that we're capturing in our
otherwise impressive net new asset performance

in the quarter.
Sergio P.

Ermotti
Yeah. Giulia, on the second question, I think that first of all, I think it would be premature to draw a
conclusion around what the new

regulation will be. Having said

that, you have

to balance that, you know,
one aspect that has been clearly

outlined by the Swiss Federal Council proposal

is that their intention, or
their desire, to keep Switzerland, and broadly speaking,

also UBS, as a competitive global player. So I can't
really see how this is possible with the, you know, with a regime that would penalize expansion globally. So
in that sense, I think it's,

we – as we mentioned before, we do believe that

whatever the new regime will
be, it will be something that fits into this strategic

direction outlined by the Federal Council, and a desire to
correct some aspect of the current regulation, which broadly speaking, is a very

strong regulation, one of
the most demanding ones

when fully applied and consistently

applied. That was not the case in

the Credit
Suisse situation. UBS is a completely different situation.

We believe we have a very strong capital position, a
balance sheet for all seasons, and we are able to

sustain both a global business model, but

also staying very
close to our own markets

and sustain the economy. So, you know, when we have all the

facts, we will draw
strategic conclusions on what to do. It's

now premature to do that.
Giulia Miotto, Morgan Stanley
Thank you.
Stefan Stalmann, Autonomous
Hi, good morning and thank

you very much for taking

my questions. The first one I wanted

to ask is, I
noticed that your sensitivity to a downward shift

of the yield curve has actually come down

a lot. In the
second quarter, you guided for minus 1.5 billion. Now it's only 300 million, and that is despite the fact that
the rate environment hasn't changed dramatically during

the third quarter. Could you maybe explain what
has changed then?

And another question not directly related to the results, but there were stories that you might be interested
in some kind of joint venture in India, potentially with

a player called 360 ONE. You may not be able to
comment on this specifically, but hypothetically, would this be indicative of any strategic desire to shift more
onshore and more into potentially

lower wealth brackets if you contemplate

such a move? Thank you very
much.
Todd

Tuckner
Hey, Stefan. How are you? On the first

– yeah, good spot. So the – that asymmetry

is a function of now, in
the lower interest rate environment in Swiss franc terms,

it's just the loan flooring dynamics that

come into
play from negative interest rates.

So you see that the down

100 basis points scenario

will have a much

more
limited impact, or an asymmetrical

impact to the up 100 basis point impact, in

particular in Swissy.
Sergio P.

Ermotti
Yeah. And on the second question, you're right, we are

not going to comment

on any speculations

or
rumors, but, you know, we do believe that

Asia-PAC is a growth business. We have now a

stronger presence
in India thanks to the combination

of the UBS and Credit Suisse capabilities. We always look at ways to
enhance our businesses in each key locations where

we operate, but I wouldn't draw a conclusion

that we
are thinking about major strategic moves in terms

of segment focus at this stage.
Stefan Stalmann, Autonomous
Okay. Thank you very much.

Thank you.
Jeremy Sigee, BNP Paribas
Morning. Thank you. Just a couple

of follow ups on wealth management actually

and they’re both things
that you've touched on, but I

just want to get into a bit

more detail. The first one was

on advisor numbers,
which are coming down a little bit

more, sort of as expected in

this quarter. But I just wondered where you
are in that process and what the

outlook is for, you know,

how much more reduction in advisor numbers do
you expect? And is there a point at which that returns to growth mode, or does it stay in optimization mode
for a continued period of time? So, advisor

numbers.
And then the second question was

just to talk a bit more about Asia

in wealth management.

You referred to
the stimulus, you referred to the pickup in transaction

activity, so I just wondered where you think we are in
that process? And for example,

whether you're seeing signs of re-leveraging

and just how

much improvement
you see ahead of us in that Asia process?
Todd

Tuckner
Hi, Jeremy. Yeah.

So first on Asia. Yeah, we're really pleased with the performance in GWM APAC and thanks for recognizing that

as well. You know, you see the sequential progress, this, you know, having transaction-based income up in 3Q versus 2Q,

really proud of that result. And then you see the year-on-
year quite strong. You know,

in terms of where we are, I think, you know, this –

we have, I would argue
we have a long road ahead in the sense

of good upside, just given that, you know, the business is first coming together now on the same platform.

I mean, we shouldn't underestimate the importance

of that.
You know,

with the Hong Kong client account

migration just having been

completed this past weekend,
and we're looking forward

to Singapore and Japan in the fourth quarter.

I mean, these are things that are really going to just further bring the business together. And, you know, I
think from here, lower rates, you know, let's see, but re-leveraging opportunity, as you mentioned, the business is very focused. I

think the business is, you know, is positioning

itself to fire on

all cylinders in
APAC. And I'm very, very bullish about that. So in terms of where we are in the process, I think, you know, obviously it's been a good backdrop in this last quarter, but I think there are really good things ahead.

In terms of the advisor numbers, I would sort

of, you know, look at that in two ways. First, you know, on
the non-US or what we call the Swiss and International

part of GWM, you know, I would say from an
advisor perspective, it is still – optimization’s

probably the word – to come together. I think, you know, it's –
lion's share of that's been complete.

You know, I've talked about the Credit Suisse client advisors leaving for
some period of time, and that's been an old

story, and it's just really the tail of it that we talk about maybe as a headwind a bit, on net

new assets. But in

terms of the advisor headcount, you

know, I just see the
teams as they come

together as well once all the platform

work is complete, you know, I think then we get
to a point and that of stability, and from there the business can make targeted investments in specific
regions to grow for sure, but to already leverage at scale.
I think the US we need to,

a bit, take a wait-and-see,

and see what the leadership comes

back with a bit
and they – as they do their

strategic reviews and we'll talk

– Sergio and I will come out

and talk a bit in the
fourth quarter about that. You know, I think, you know, it has been a story of somewhat trying to get more productive with a smaller advisor workforce over

a number of years. And

we'll have to see

if that's,
you know, the direction of travel that the current leadership wants to go.
Jeremy Sigee, BNP Paribas
Great. Thank you.
Amit Goel, Mediobanca
Hi. Thank you. Yeah. So two questions for me, also one on the US wealth business. I found it really interesting, the commentary about potentially looking

at acquisitions. I guess what I'm just wondering

is
then, you know, from a strategy standpoint, if part of the

issue in terms of operating

margin is the scale

and
the cost base relative to

the revenues, you know, is it now then

the case that it's

cheaper to acquire than to
simply just hire? Because, you

know, the US, you know, as you say, is, the focus has been on productivity, reducing FA numbers. So I'm just trying to think, is that because, you know, these 400% recruitment deals are now just too expensive to make it worthwhile,

but it's actually just cheaper to buy an organization?
And then secondly, just going back on the

deposits and the roll-off of the

fixed term deposits

within wealth,
I'm just curious, were those kind of written

12 months ago and, you

know, were those done at, kind of, quite
high rates? So just curious if there's also potentially

some of that effect into Q4 and start of next

year? Thank
you.
Todd

Tuckner
Yeah. Hi, Amit. Yeah.

So on the deposits question,

yeah, these were written, you know, basically they're –
they have a year maturity

so you start to

see, we start in 2Q already, ones that were written just in

the wake
of the acquisition, you know, all the way through, I would say, you know, the end of the year of 2023 into the very beginning of this year. And they had – they were competitive in terms of pricing for sure, as part
of, you know, stabilizing the franchise and engaging with clients.

So for sure and so now as they mature,
you know, the question, and that's what I've been highlighting in the last couple of

quarters, the question
becomes, you know, what we call landing, we refer to them as landing those deposits in the sense of
converting them into other parts of

the platform as we've been doing successfully.

Retaining is the key, you know, is the key objective and

retaining them in a more profitable

manner. We're
doing that quite successfully, but it's a headwind on NNA that we've absorbed, in these NNA metrics that
I've been highlighting insofar as you know, there is still some that are leaving the platform.

In terms of the
outlook we still see elevated, I think 3Q is the

peak, but we still see elevated

maturing FTDs in the fourth
quarter and into the front part of the first quarter

before, you know, we could get this issue a bit in the
rearview.
Sergio P.

Ermotti
Well, in respect, again, I guess

on this

potential inorganic thing, you know, I have to say

that Colm made it
very clear that it's not

a tomorrow-morning

kind of issue, so I think

it's totally premature to speculate how –
if and how – we would do any such a move.

Our priority right now is to improve what we

do in the US,
bringing the margins to, narrowing the

margins to our peers

and doing better what we have

today, and
then potentially by doing that, and

we're going to create also the

optionality and to

really choose what is –
fits best, is it

an organic growth or is it inorganic, and

what fits the best in our business model, which

is
asset gathering-centric.
The scale issue in the US is

pretty much driven by the

fact that we have a banking

platform, a G-SIB
platform de facto as – through the intermediate

holding company – that can accommodate

different
banking businesses, which we don't have.

So again, I think that, you

know, once we finish this chapter of
restoring the profitability at the levels we want to be,

and we fully extract the value of our investments

in
the Investment Bank and the collaboration

between the Investment

Bank and Wealth

Management and
Asset Management, we

will determine the next phase. Now, it's really way too early to speculate.
Anke Reingen, RBC
Hi. Yeah, thank you very much for taking my question. Just two small ones on capital,

please. The first one is
on the core tier 1 ratio staying, I mean ex the accelerated

amortization, stable quarter-on-quarter. And that's
in spite of a really strong, like, profit capital generation. I mean,

I realized there are a number of things
going on, including FX, but is there something else

we should keep in mind

that only means the capital ratio
is flat or you're investing more

capital into organic growth? Otherwise, I guess

given the strong earnings, the
expectation will be the capital generation

drives the ratio

higher.
And then secondly, just on the Basel IV impact,

just to confirm, would that be

at the UBS AG, would the
impact be around 30 basis points as well? Thank you.
Todd

Tuckner
Hi Anke. Yeah. So on the first – on your first question in terms of the capital accretion, ex the acceleration of
transitional adjustment, I think there

are a few factors

to consider. You

know, one is the FX sensy, I mean you
mentioned that, but you know we disclosed

that there is an FX sensy of

18 basis points on our capital with
respect to a 10% depreciation in the dollar, you know, versus our major currencies. If you look at – if you look at currencies in 3Q in particular, the Swissy dollar was down around 6% from the beginning of the quarter until the end. And the pound versus

the dollar, similar dynamic. So that accounts for, you know, close to 0.1% on the capital ratio that the currency effects this quarter as you mentioned so that's one piece.
Another piece is just the

temporary difference

deferred tax assets, you know, given the reduction in the
CET1 level of capital from the acceleration,

we are at the 10% threshold. So we lose a bit, you know, goes over the 10% and therefore lose the benefit

of the temp difference DTA, which has a

modest impact. And
then third, just slightly increasing

the accrual for future award hedging, future share award hedges. That's in
our capital so that also has an impact.

So those all contribute to probably why you would

have expected
maybe on net profit, other things equal, to be potentially

slightly above the 15 handle.

Anke Reingen, RBC
Ok, thank you.
Todd

Tuckner
Sorry, on the Basel III final impact on the parent bank. It won't be the entire 30 basis points affecting the parent bank but it should be most of – the most

of it, there might be some that falls outside. But again,

if
you're talking also the parent bank standalone, it won't

be all of it because still a fair bit of activity that's
subject to the Basel III changes, you know, are happening in subsidiaries,

not in the parent bank itself. So I
would expect that there'll be some but not all of the

30 basis point impact in the parent bank itself.
Anke Reingen, RBC
Thank you very

much.
Andrew Coombs, Citi
Hi, good morning. Thanks for

taking my questions. A couple, both related to revenues.

Firstly, coming back to
the US sweep deposits and repricing. Thank you firstly

for the additional color around the slightly less than

50
million PBT impact. But can I ask if you could possibly

break out revenue gross impact versus the cost save
offset on that? And also, do the class action suits

in the SEC probe have any implications on pricing

dynamics
in your mind for the industry as well as for

you going forward?

And then the second question actually on

loans, if you adjust out for FX, you've seen

a CHF 10 billion decline
Q-on-Q. You reiterated this point about committing to CHF 350 billion loan book across P&C and GWM
Switzerland. You're now running a bit below that, I think you’re closer to CHF 340 [billion].

So, just to be
clear, is the CHF 350 [billion] a commitment throughout this period or is it a case of you expect to trend down
and then recover back to that CHF 350 [billion]? Thank

you.
Todd

Tuckner
Hey, Andrew.

So on the second one, look, it's a commitment

you know to maintain around that level. So,

you
know, we've been doing the balance sheet work that I've been highlighting in my remarks, both in P&C and
GWM. And, you know, in P&C, we actually saw net new loan outflows,

as I highlighted, of about
CHF 6 billion this quarter. This is a commitment that we've made to the market and you can look at that as
an ambition that we’ll continue to focus

on and commit to. But, of course, we're also running

the business so
there might be volatility quarter-on-quarter on that.

In terms of – in terms of the sweep, you were looking

for some more information. You know, I had
mentioned in the past that, look, the gross would be

a low single-digit percentage of the divisional net
interest income. So with you know, that was even based on where rates were when we gave the guidance
last quarter so as rates now are coming in, you know, as mentioned, that will have a lower impact on the
gross as well as a lower impact on the net. That should

give you, though, a general sense of the impact.

Benjamin Goy, Deutsche Bank
Yes. Good morning. Two

questions, please, from my side. First on Investment

Bank. You outperformed across
equities and fixed income, would just be interested

in a bit more color, what you attribute to between the
two? Is it lower base, is Credit Suisse now fully at revenue run rate or business mix? Anything else you

would
flag?
And then secondly, GWM and also P&C net interest income outperformed your own guidance. Just
wondering why that was in your view and

why the Q4 guidance could be conservative

or not? So what could
be worse this time? Thank you.
Todd

Tuckner
Yeah. Hi, Benjamin. So on the second, in terms of, you know, our guidance last quarter, we extended duration of our equity and we saw higher reinvestment

income as I highlighted in my comments and that
had, you know, a positive effect on GWM's NII. And therefore we came in flattish versus sort of a low-to-mid
guidance. So, that would explain that. On the

P&C side, I think we saw some positive

effects of the balance
sheet optimization work that had, you know, a strong impact in the third quarter as an offset to the rate
impact as I highlighted. So those were – there were some offsets that, which we're always working obviously
to drive in this lower rates environment. There were some offsets that had us outperform in the quarter. So I
mean, the guidance I gave for 4Q is how we

see it at the moment, largely driven by

the impact of rates. But
of course, we're going to always look to drive offsets

where we can.

In terms of the IB, you know, I'd say, you know,

the – on the Markets side, I mean it's

effectively the you
know, the Credit Suisse team has been embedded for some time. The positions have been all largely
transitioned over. So it's you know, it's all steam and full steam ahead in terms of that. Credit Suisse is supporting Markets on the research side but yeah, it's

the performance I would say, is not about it being a
lower base. I think in Markets it's been about

a team that's – a strong team that's gotten stronger and you see in supportive markets how the team

is performing.
Benjamin Goy, Deutsche Bank
Thank you.
Piers Brown, HSBC
Good morning, guys. Just got two

questions. One is a follow-up on the previous investment

bank question.
But in terms of the global banking business,

I mean, you're still showing good year-over-year momentum, but much weaker quarter-on-quarter I think as you guided into 3Q.

But could you just talk about how you're
thinking about execution of the pipeline, given

market conditions in the fourth quarter and

prospect of
further volatility?

And then the second question is on NCL so,

again, as you've guided the slowing of the

pace of RWA growth,
you're about just under 5 billion this quarter from 8 billion last quarter and 16 billion in the third – in the first
quarter. So would it be fair to draw from that, that the opportunities to actively run off the portfolio are fairly limited at this stage and we're really on to a natural roll off path from here? Thanks.

Todd

Tuckner
Yeah. Hi, Piers. So on the second look, you know, Sergio and I have said consistently that in NCL we're going to prioritize cost takeout in the way we

think about de-risking the book. That still

is the team's focus. You
know, it's had a great run and continued to do so in 3Q with de-risking another 5 billion of RWA, you know,
so I mean, I wouldn't necessarily draw conclusions

other than to say that the pace that they

were running at
is a pace that would be very hard to sustain, given

that we had, you know, we articulated ambitions for the
end of 2026 that they've been making quick

work at. But – and we'll come back and re-guide as

I mentioned
in my comments in 4Q about how we

see the next two years. But certainly you, you

can't draw a straight line
from the performance that they've had, you know, live-to-date.

In terms of the Banking performance in the

quarter. Look, I still think it was a good performance. It
outperformed the fee pool. We had a very strong first

half of the year. 2Q was exceptionally strong. We had a
bit of bring forward as well of some deals that we were

able to get done in 2Q. And probably had the inverse
dynamic happening in 3Q, where we had some deals,

you know, pushed into the fourth quarter and those
deals on the margin can make a difference on the performance in the comparative.
But we remain very, very bullish on the pipeline. You know,

naturally, of course, the uncertainties that we
highlighted in our comments about 4Q, you

know, are clearly potential issues to navigate, i.e., the US elections, other geopolitical concerns

and tensions that may impact on banking overall.

But I think, you know,
we're going to continue to gain market share. And, you know, we're bullish on Banking's ability to execute
on its pipeline.
Sergio P.

Ermotti
Todd,

I would only maybe add to that. From a comparison

standpoint of view, it's worthwhile to note that
strategically we are underweight in debt capital markets.

So, in a sense, when you look at the performance,
you have to look at the third quarter was a pretty strong quarter for debt capital markets. So I think that we
are very happy with the developments that we've seen

in Banking and the ability to win mandates.

Now, of
course, we need to see if we can execute

it if the market will – if the market will be

there, but just very, very
confident that it's a good momentum.
So that was the last question so thanks for

dialing in and for your questions and

we'll catch up in February for
the Q4 results, and we're going to give you also an update

on our 2025 and 2026 journey. Thank you.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Date:

November 1, 2024